

07006964

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-15656

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY SUITE 1630
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHUMACHER 212-952-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 2 3 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT R. CPA
(Name — *if individual, state last, first, middle name*)

16 PORTER PLACE (Address) SEA CLIFF (City) NEW YORK (State) 11579 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MICHAEL J. SCHUMACHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



MARCIA GOFFIN
Notary Public, State of New York
No. 02GO503:473
Qualified in New York County
Commission Expires ~~August 1~~, Sept 20, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRASBOURGER PEARSON
TULCIN WOLFF INCORPORATED

FINANCIAL STATEMENTS
AMENDED
DECEMBER 31, 2006

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

DECEMBER 31, 2006

INDEX

FINANCIAL STATEMENTS:

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

We have audited the accompanying statements of financial condition of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, as amended for Note 3 and the Schedules of Computation of Net Capital, that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Sea Cliff, New York
March 19, 2007

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2006	2005
Current assets:		
Cash	$ 17,483	$ 94
Due from broker	269,286	336,989
Commissions and fees receivable	-	30,184
Due from stockholder	290,000	-
Prepaid expenses	29,139	630
Total current assets	605,908	367,897
Other assets:		
Investment in New York Stock Exchange Membership at cost	-	290,015
Security deposit and other assets	9,438	9,438
Total other assets	9,438	299,453
	$615,346	$667,350

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current liabilities:		
Bank line of credit	$ 39,798	$ 49,258
Due to branch office	34,172	16,840
Due to floor broker	-	16,558
Due to stockholder	-	12,000
Accounts payable, accrued expenses And other current liabilities	97,475	115,145
Total current liabilities	171,445	209,801
Subordinated loans	150,000	150,000
Commitment and contingencies	-	-
Stockholder's equity:		
Common stock – Class A, voting $1 par value, Authorized 1,000 shares, issued 400 shares, Outstanding 255-3/4 shares (not including 144-1/4 shares in treasury stock)	400	400
Capital contributed in excess of par value	584,546	584,546
Retained earnings	101,755	115,403
Treasury stock – at cost (144-1/4 shares)	(392,800)	(392,800)
Total stockholder's equity	293,901	307,549
	$615,346	$667,350

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF OPERATIONS

	For the years Ended December 31,	
	2006	2005
Income:		
Commissions	$2,235,252	$2,042,358
Floor lease	9,167	39,500
Other revenue	146,761	931,123
Interest and dividends	33,300	37,992
	2,424,480	3,050,973
Less: Clearing commissions paid	73,358	83,587
Total income	2,351,122	2,967,386
Expenses:		
Salaries:		
Officer	14,458	14,670
Office	164,961	267,885
Commissions	1,650,509	1,906,916
Interest	18,190	3,765
Payroll taxes	46,344	25,143
Employee welfare	64,005	90,509
Membership dues and fees	42,486	68,008
Moving expense	-	750
Rent	78,288	101,912
Professional fees	107,689	175,277
Communications	21,650	25,113
Insurance	5,666	10,366
Office	29,236	80,034
Promotion	116,282	91,619
Automobile	22,019	26,528
Dues, subscriptions and research	(15,681)	51,403
Employment agency fee	-	17,795
Total expenses	2,366,102	2,957,693
Income (Loss) before provision for income taxes	(14,980)	9,693
Provision for income taxes	(1,332)	1,043
Net Income (Loss)	($ 13,648)	$ 8,650

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at January 1, 2005	$400	$584,546	$106,753	($392,800)	$298,899
Net income for 2005	-	-	8,650	-	8,650
Balance at December 31, 2005	400	584,546	115,403	(392,800)	307,549
Net loss for 2006	-	-	(13,648)	-	(13,648)
Balance at December 31, 2006	$400	$584,546	$101,755	($392,800)	$293,901

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CASH FLOWS

	For the years Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net income (loss)	($13 ,648)	$ 8,650
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker	67,703	(3,502)
Commissions and fees receivable	30,184	30,365
Membership at cost	290,015	-
Prepaid expenses	(28,509)	1,108
Security deposit and other assets	-	(6.138)
Due to branch office	17,332	(212,161)
Due to floor broker	(16,558)	5,767
Accounts payable, accrued expenses and other current liabilities	(17,670)	108,865
Total adjustments	342,497	(75,696)
Net cash provided by (used in) operating activities	328,849	(67,046)
Cash flows provided by (used in) investing activities:		
Bank line of credit	(9,460)	49,258
Due to stockholder	(12,000)	-
Due from stockholder	(290,000)	17,788
Net cash provided by (used in) investing activities	(311,460)	67,046
Net increase (decrease) in cash	17,389	-
Cash at beginning of year	94	94
Cash at end of year	$ 17,483	$ 94
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 18,190	$ 3,765
Income taxes	$ 550	$ 1,043

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
NOTE TO FINANCIAL STATEMENTS - AMENDED
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Strasbourger Pearson Tulcin Wolff Incorporated (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on February 11, 1970. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company's activities are regulated by various government agencies, including the Securities and Exchange Commission and the New York Stock Exchange.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash:

The Company places its cash with a high credit quality financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(d) Property and Equipment

Furniture, fixtures and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Income Taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provisions for taxes represent the New York State tax on "S" Corporations and the New York City Corporate income tax.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment, at cost, consist of the following:

	December 31,	
	2006	2005
Furniture and fixtures	$26,253	$26,253
Leasehold improvements	5,000	5,000
Computer equipment	2,275	2,275
	33,528	33,528
Less: Accumulated depreciation	33,528	33,528
	$ 0	$ 0

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $112,115, which was $62,115 in excess of its required minimum capital of $50,000. The Company's net capital ratio at December 31, 2006 was 1.5 to 1.

NOTE 4 - COMMITMENT.

The Company signed a one year lease which commenced May 1, 2006 and expires April 30, 2007 at an annual rent of $60,000, payable at $5,000 per month.

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of the major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 6 - LITIGATION.

The Company is from time to time involved in litigation incidental to the conduct of its business. The Company is presently a defendant in a law suit in which there is a dispute over legal fees. The Company and legal council are of the opinion that the law suit has no merit. There is an investigation by the NYSE open and from which may arise disciplinary action by the Exchange against the Company including, without limitation, a fine. Management of the Company intends to defend the action vigorously and believes the outcome of this claim will not have a material impact on the operations of the Company.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
SCHEDULES OF COMPUTATION OF NET CAPITAL - AMENDED PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

	December 31,	
	2006	2005
Stockholder's equity at December 31,	$293,901	$307,549
Less: Undue concentration	3,209	3,081
Non-allowable assets	328,577	303,919
	(37,885)	549
Subordinated loan	150,000	150,000
Net capital	112,115	150,549
Less: Minimum capital required	50,000	100,000
Excess net capital	$ 62,115	$ 50,549
Aggregate indebtedness	$171,445	$210,407
Percentage of aggregate indebtedness of net capital	152.9%	139.8%

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
Total ownership equity	$293,901	$292,006	$ 1,895	Year-end adjustments
Less non-allowable assets	328,577	322,774	(5,803)	Year-end adjustments
Net capital	($ 34,676)	($30,768)	($3,908)	

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF Incorporated
Member New York Stock Exchange

61 Broadway
New York, NY 10006
(212) 952-7500
Toll-Free 888-NYC-SPTW
Telefax (212) 952-1258

March 19, 2007

To the:

Security & Exchange Commission
National Association of Securities Dealers, Inc.
New York Stock Exchange, Inc.
Arizona Corporation Commission, Securities Division
California, Department of Corporation
Colorado, Division of Securities
Connecticut, Department of Banking
Delaware, Department of Justice, Securities Division
Florida, Department of Banking & Finance, Division of Securities
Illinois Securities Dept.
Indiana, Securities Division
Iowa, Securities Bureau
Kentucky Securities Commission
Maryland Division of Securities, Office of the Attorney General
Massachusetts Securities Division
Minnesota, Department of Commerce
Missouri, Securities Division, Missouri State Information Center
Nebraska Securities Bureau
Nevada Securities
New Hampshire, Bureau of Securities Regulation
New York State Department of Law, Investor Protection and Securities Bureau
North Carolina Securities Division, Office of the Secretary of State
Oregon Securities Division, Department of Consumer and Business Services
Pennsylvania Securities Commission
Rhode Island, Department of Business Regulation, Securities Division
South Carolina, Office of the Attorney General, Securities Section
Utah, Department of Commerce, Securities Division
Virginia Division of Securities
Washington, Department of Financial Institutions, Securities Division
Wisconsin, State of Wisconsin, Department of Financial Institutions, Division of Securities
Wyoming, Securities Division, Secretary of State

Gentlemen:

This is to inform you that the amended financial statements and operational reports filed with the above agencies, for the year ended December 31, 2006 have been made available to all the members of this Corporation.

Very truly yours,



Michael J. Schumacher, President

END